                The total number of pages contained herein is 5.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                               PICO Holdings, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693366 10 6

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Michael Manire, D'Amato & Lynch,
               70 Pine Street, New York, N.Y. 10270 (212) 269-0927
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 21, 1998

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP NO. 719410                                      PAGE 2 OF 5 PAGES
---------------------------                         ---------------------------


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GUINNESS PEAT GROUP PLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

     6     CITIZENSHIP OR PLACE OR ORGANIZATION

         NUMBER OF              7      SOLE VOTING POWER
          SHARES                       218,656
       BENEFICIALLY
         OWNED BY               8      SHARED VOTING POWER
           EACH
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                       218,656
           WITH
                               10      SHARED DISPOSITIVE

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           218,656

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.67%

    14     TYPE OF REPORTING PERSON

Introductory Statement

        On December 2, 1996, GPG filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Statement") relating to the exchange of Class A Common Stock of Physicians Insurance Company of Ohio ("Physicians Common") for PICO Holdings, Inc. ("Holdings") common stock ("PICO Common") in connection with the merger described therein which became effective on November 20, 1996. Amendment No. 1 was filed on June 9, 1997 to report an open market sale by GPG ("GPG") of 324,000 shares of such common stock for $4.13 per share. Amendment No. 2 was filed to report open market sales by GPG of 100,000 shares of PICO Common for a price of $5.00 per share, and an additional 10,000 shares of PICO Common for a price of $5.25 per share. Amendment No. 3 was filed to report the sale by GPG of 3,362,585 shares of PICO Common at $4.375 per share in a private transaction on July 28, 1998. This Amendment No. 4 is now being filed to report the that the transaction with Holdings pursuant to which 2,064,229 shares of PICO Common which are subject to Call Option Agreements described and defined in Item 6 of the Statement will be transferred from GPG to Holdings in consideration for $1,600,000 ($0.78 per share) and Holdings' assumption of GPG's obligations under those agreements (the "Holdings Transaction") which was reported as anticipated in Amendment No. 3 was effected on August 21, 1998.

Item 4.        Purpose of Transaction

        None of the information in Item 4 of the Statement has changed except that the Holdings Transaction was effected on August 21, 1998.

Item 5.        Interest in the Securities of the Issuer.

        None of the information in Item 5 of the Statement, as amended by Amendments Nos. 1 through 3, has changed except that:

        (a) GPG beneficially owns shares of Common Stock as follows:

               (i) As a result of the Holdings Transaction which included the transfer of 2,064,229 shares from GPG to Holdings, GPG holds 218,656 shares of PICO Common. Based upon the number of shares of PICO Common outstanding on August 12, 1998, GPG's holdings represent approximately 0.67% of such outstanding shares.

               (ii) GPG no longer has the option to purchase Additional Shares from the Issuer as set forth in the Statement and its Amendments 1 through 3.

Item 6.

        None of the information in Item 6 of the Statement has changed except that:

        GPG has effected the Holdings Transaction. Pursuant to that transaction, GPG has transferred 2,064,229 shares of PICO Common which are subject to Call Option Agreements described and defined in Item 6 of the Statement to Holdings in consideration for $1,600,000 ($0.78 per share) and Holdings' assumption of GPG's obligations under those agreements.

Item 7.

None of the information in Item 7 of the Statement has changed except:

        Exhibit I -    Letter agreement, dated August 21, 1998, among GPG,
                       Holdings, John Hart and Ronald Langley.

              The balance of this page has intentionally been left blank.

                                         SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1998

                       Guinness Peat Group plc

                       By: /s/ B. A. Nixon
                           ----------------------
                           Name:  B.A. Nixon
                           Title: Director